Filed Pursuant to Rule 433

Registration Statement No. 333-202524

September 6, 2017

The HSBC Vantage5 Index is designed to track a strategic combination of ETFs on US and Emerging Market Equities, Bonds, Real Assets, Inflation and Cash to deliver diversified market growth potential in a low volatility index. The Index aims to achieve above average returns while guarding against a degree of losses during market downturns.

	HSBC Vantage5 Index	S&P 500® Index	S&P 500® Index Total Return Excess Return
3Y Annualized Return	4.22%	7.32%	8.97%
5Y Annualized Return	4.72%	12.20%	14.08%
Annualized Return	5.93%	11.27%	13.20%
Annualized Volatility	5.84%	14.76%	14.76%
Sharpe Ratio	0.99	0.79	0.90
Max Drawdown	-9.20%	-14.60%	-14.20%

Data from Aug ‘11 thru Jun ‘17 Source: Bloomberg and HSBC

See “Risks relating to the index” and “Important information”

Strategy in brief

»	Performance momentum - The HSBC Vantage5 Index uses a rules-based methodology to capture performance and maximize risk-adjusted returns. Each month, the Index composition is made up of a portfolio of investment constituents based on both 3 month and 6 month historical returns to capture both long and short term market momentum. The Index also incorporates an index maintenance fee of 0.85% per annum, subtracted daily.
»	Target 5% - The Index methodology determines allocations from a basket of 13 ETFs and Cash to achieve a volatility target of 5%. The Index limits exposure to pre-defined levels on both the ETFs and the Asset Classes to avoid an overconcentration in any single asset.

Simulated and historical performance

Data from Jan ‘13 thru Jun ‘17 Source: Bloomberg

See “Risks relating to the index” and “Important information”

Key drivers of performance

»	Equity universe - The HSBC Vantage5 Index utilizes equity ETF underlyings such as PowerShares QQQ and PowerShares S&P 500 Low Volatility Portfolio (SPLV) to potentially enhance equity returns.
»	Higher equity allocation - The HSBC Vantage5 Index provides a greater maximum allocation to developed and emerging market equities (up to 80%) compared to some other target volatility strategies. This may increase the potential for equity out performance.
»	No intra-month volatility cap - The HSBC Vantage5 Index does not impose an intra-month cap on volatility which enables the Index to remain fully invested in the selected portfolio of ETFs for the duration of the month.

Simulated and historical allocation

Data from Aug ‘11 to Jun ‘17 Source: HSBC

See “Risks relating to the index” and “Important information”

Index constituents

The following table sets forth the Constituents that compose the index and the maximum weighting constraints assigned to each asset as well as specific groups of assets.

Asset Class	ETF Name	ETF Ticker	ETF Cap	Asset Class Cap
Developed Equities	SPDR S&P 500® ETF iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ iShares® MSCI EAFE Index ETF	SPY IWM SPLV QQQ EFA	40% 20% 20% 20% 20%	60%
Developed Bonds	iShares® 20+ Year Treasury Bond ETF iShares® iBoxx Investment Grade Corporate Bond ETF iShares® iBoxx High Yield Corporate Bond ETF	TLT LQD HYG	40% 40% 15%	80%
Emerging Markets	iShares® MSCI Emerging Markets ETF iShares® JP Morgan Emerging Markets Bond ETF	EEM EMB	20% 10%	30%
Real Assets	iShares® US Real Estate ETF SPDR® Gold Shares	IYR GLD	20% 20%	30%
Inflation	iShares® TIPS Bond ETF	TIP	5%	5%
Cash	Cash - Reinvested 3M USD Libor		50%	50%

Risks related to the index

Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.

•       S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.

•       The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.

•       The Index has a limited operating history and may perform in unanticipated ways.

•       The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.

•       The Index may perform poorly during periods characterized by short-term volatility.

•       An investment linked to the Index carries the risks associated with the Index’s momentum investment strategy.

•       The Index may be partially uninvested.

•       Correlation of performances among the ETFs may reduce the performance of the Index.

•       The Index is subject to market risks

•       Changes in the value of the ETFs may offset each other.

•       The level of the Index will include the deduction of a change in the ICE LIBOR USD 3 Month interest rate and a fee.

•       The Index comprises notional assets.

Important Information

Any information relating to performance contained in these materials prior to March 15, 2017 is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Any specific terms or methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

Use of simulated returns

Any historical performance information included in this document prior to March 15, 2017 represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical results included in this website. No representation is being made that the indices will achieve a performance record similar to that shown. In fact, there may often be sharp differences between hypothetical performance and actual performance.

Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.

The hypothetical levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical information that might prove to be more appropriate and that might differ significantly from the hypothetical information set forth above.

The results obtained from “back-testing” information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the “back-testing” information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical information. You should review and consider the hypothetical information only with the full Index methodology.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any related offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

HSBC Vantage5 Index (the “Index”) is the exclusive property of HSBC Bank plc and its affiliates, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to administer, maintain and calculate the Index. The Index is not endorsed by S&P or its affiliates or its third party licensors, including Standard & Poor’s Financial Services LLC and Dow Jones Trademark Holdings LLC (collectively “S&P Dow Jones Indices”). “Calculated by S&P Custom Indices” and its related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by HSBC Bank plc and its affiliates. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC. S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index.

HSBC Bank plc, as the index owner, makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The index calculation agent has relied on these sources and has not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.